07024504

RECEIVED

2007 JUN 15 A 7:41

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Garanti

TÜRKİYE GARANTİ BANKASI A.Ş.
Levent Nispetiye Mah. Aytar Cad. 2,
Beşiktaş 34340 İstanbul

Tel: (0212) 318 18 18
Faks: (0212) 318 18 88
Teleks: 27635 gatı-tr

garanti.com.tr

June 12, 2007

Division of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
United States of America

12g3-2 (b) filing number: 82-3636

SUPPL

It has been resolved in the Board of Directors meeting held on June 11, 2007 that:

1-Article 38 of the Articles of Association of the Bank shall be amended to provide right of one vote for each Garanti Bank share of 1Ykr. The pertaining amendment reflects a technical adjustment, related to the transition to YTL and does not entail any change regarding the voting rights of Garanti Shares.

PROCESSED
JUN 20 2007
THOMSON
FINANCIAL

2-Article 45 of the Articles of Association of the Bank regarding the distribution of the net earnings to members of the Board and the personnel shall be abolished and removed from the Articles of Association of the Bank; and the remaining terms in Article 45 regarding distribution of net earnings shall be kept without any change.

3-The Board of Directors has authorized the Bank's Head Office to process the above mentioned amendments to the Articles of Association. Following the obtaining of the required approvals from the regulatory bodies, an extraordinary general shareholders' meeting of the Bank shall be held on October 4, 2007 at 10.00 a.m. at Levent, Nispetiye Mahallesi, Aytar Caddesi No: 2, Besiktas-Istanbul, with the following agenda.

6/19

AGENDA

1-The opening and formation of the Board of Presidency,

2-Authorization of the Board of Presidency for the execution of the minutes of the Extraordinary General Shareholders' Meeting,

3-Amendments to Article 38 and Article 45 of the Articles of Association of the Bank.

Regards,

Garanti Bank

Sinem Güçhan
Vice President
Corporate Strategy, Business Development
& Investor Relations

Handan Saygın
Senior Vice President
Corporate Strategy, Business Development
& Investor Relations

END